U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

  Commonwealth Associates, L.P.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

  830 Third Avenue
--------------------------------------------------------------------------------
                                    (Street)

  New York              New York                10022
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol

  drkoop.com, Inc. (NASD OTCBB: KOOP)
================================================================================
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


================================================================================
4. Statement for Month/Year

  August 2001
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        5)       5)
------------------------------------------------------------------------------------------------------------------------------------
Warrant to
Purchase
Series E
Preferred                                                                      Common
Stock(1)            $.08     08/20/01    J       36,000      immed    08/20/08 Stock      4,500,000 (1)    7,908,547 D       (2)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           36,853,692        (3)
------------------------------------------------------------------------------------------------------------------------------------
Series E                                                                       Common
Preferred Stock     $.08     08/20/01    P       50,000      n/a      n/a      Stock      6,250,000 $10.00            I      (5)
------------------------------------------------------------------------------------------------------------------------------------
Series E                                                                       Common
Preferred Stock     $.08     08/29/01    P       12,500      n/a      n/a      Stock      1,562,500 $10.00 26,883,924 I      (5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

See attached footnotes.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Commonwealth Associates, L.P.
By: Commonwealth Associates Management Company, Inc.


/s/ Joseph Wynne                                         September 7, 2001
---------------------------------------------            -----------------------
** Signature of Reporting Person                                  Date
   Joseph Wynne
   Chief Financial Officer

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

FOOTNOTES                                                            Page 3 of 4


(1) These are warrants to purchase shares of Series E 8% Convertible Preferred Stock ("Preferred Stock;" each such share being convertible into 125 shares of Common Stock) at an exercise price of $10.00 per share. The warrants were issued to Commonwealth Associates, L.P. ("Commonwealth") by drkoop.com, Inc. (the "Company") in consideration of services performed by Commonwealth in connection with a private placement of Preferred Stock which closed in August 2001 (the "Private Placement").

(2) These securities are owned directly by Commonwealth, the general partner of which is Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk") and Robert Priddy ("Priddy") are directors and shareholders of CAMC. Falk is the Chairman and principal shareholder of CAMC, which is the principal partner of Commonwealth. Falk and Priddy disclaim beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with their respective interests in Commonwealth.

(3) The 36,853,692 shares identified are beneficially owned by Falk, and include
(i) 7,908,547 shares of derivative securities owned by Commonwealth, (ii) 26,883,924 shares of derivative securities owned by ComVest Venture Partners, LP (see note 5 below), and (iii) 2,074,826 shares of derivative securities owned directly Falk. Falk disclaims beneficial ownership of the securities held by ComVest Venture Partners, LP other than that portion which corresponds with his interests in such entity.

(4) These shares of Preferred Stock were purchased by Priddy in the Private Placement at a purchase price of $10.00 per share (for an aggregate purchase price of $1,135,000). The 19,901,786 shares identified as beneficially owned on this line consists of the 14,187,000 shares purchased by Priddy in the Private Placement, and an additional 5,714,286 of derivative securities owned directly by RMC Capital, LLC ("RMC"). Priddy is a manager and the principal of RMC and disclaims beneficial ownership of the securities held by RMC other than that portion which corresponds with his membership interest therein.

(5) These shares of Preferred Stock were purchased by ComVest Venture Partners, LP in the Private Placement at a purchase price of $10.00 per share (for an aggregate purchase price of $625,000). ComVest Management, LLC, which is wholly-owned by CAMC, is the general partner of ComVest Venture Partners, LP.

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                    Commonwealth Associates Management Company, Inc.
                         830 Third Avenue
                         New York, New York 10022

Designated Filer:        Commonwealth Associates, LP

Issuer & Ticker Symbol:  drkoop.com, Inc. (KOOP)

Statement Month/Year:    August 2001


Signature:               /s/ Joseph Wynne
                         -------------------------------------------------------
                             Joseph Wynne, Chief Financial Officer

Name:                    ComVest Venture Partners, LP
                         830 Third Avenue
                         New York, New York 10022

Designated Filer:        Commonwealth Associates, L.P.

Issuer & Ticker Symbol:  drkoop.com, Inc. (KOOP)

Statement Month/Year:    August 2001


Signature:               /s/ Michael S. Falk
                         -------------------------------------------------------
                             Michael S. Falk, Manager of General Partner

Name:                    ComVest Management, LLC
                         830 Third Avenue
                         New York, New York 10022

Designated Filer:        Commonwealth Associates, L.P.

Issuer & Ticker Symbol:  drkoop.com, Inc. (KOOP)

Statement Month/Year:    August 2001


Signature:               /s/ Michael S. Falk
                         -------------------------------------------------------
                             Michael S. Falk, Manager

Name:                    Michael S. Falk
                         830 Third Avenue
                         New York, New York 10022

Designated Filer:        Commonwealth Associates, L.P.

Issuer & Ticker Symbol:  drkoop.com, Inc. (KOOP)

Statement Month/Year:    August 2001


Signature:               /s/ Michael S. Falk
                         -------------------------------------------------------
                             Michael S. Falk

Name:                    Robert Priddy
                         1640 Powers Ferry, Suite 125
                         Marietta, Georgia 30067

Designated Filer:        Commonwealth Associates, L.P.

Issuer & Ticker Symbol:  drkoop.com, Inc. (KOOP)

Statement Month/Year:    August 2001


Signature:               /s/ Robert Priddy
                         -------------------------------------------------------
                             Robert Priddy